SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Acorn International, Inc.
(Name of Issuer)
Ordinary Shares* American Depositary Shares
(Title of Class of Securities)
004854105**
(CUSIP Number)
Theresa Roche Roche Family Office 9746 S. Roberts Road Palos Hills, IL 60465 708-430-9337
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*     Not for trading, but only in connection with the registration of American Depositary Shares each representing three    ordinary shares.
**  This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert W. Roche
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)			☒
3. SEC Use Only
4. Source of Funds (See Instructions)		PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	13,122,879
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	13,122,879
	10.	Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person			13,122,8791
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			14.77%2
14. Type of Reporting Person (See Instructions)			IN

1 Includes (i) 12,053,094 ordinary shares and 333,815 American Depositary Shares, each of which represents 3 ordinary shares (“ADSs”), held by Acorn Composite Corporation, of which Mr. Roche is the sole owner; and (ii) 22,780 ADSs held by The Robert Roche 2009 Trust, of which Mr. Roche is trustee.

2 Based on 88,856,915 total outstanding ordinary shares of the Issuer as of March 31, 2010, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on May 6, 2010 (the “20-F”)

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Acorn Composite Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)			☒
3. SEC Use Only
4. Source of Funds (See Instructions)		WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	13,054,539
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	13,054,539
	10.	Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person			13,054,5393
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			14.69%4
14. Type of Reporting Person (See Instructions)			CO

3 Includes 12,053,094 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation.
4 Based on 88,856,915 total outstanding shares of the Issuer as of March 31, 2010, as disclosed by the Issuer in the 20-F.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Robert Roche 2009 Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)			☒
3. SEC Use Only
4. Source of Funds (See Instructions)		WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	68,340
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	68,340
	10.	Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person			68,3405
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			0.08%6
14. Type of Reporting Person (See Instructions)			OO

5 Includes 22,780 ADSs held by The Robert Roche 2009 Trust.
6 Based on 88,856,915 total outstanding shares of the Issuer as of March 31, 2010, as disclosed by the Issuer in the 20-F.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Grand Crossing Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions)		WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,846,291
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,846,291
	10.	Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person			1,846,2917
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			2.08%8
14. Type of Reporting Person (See Instructions)			OO

7 Includes 1,846,291 ordinary shares held by The Grand Crossing Trust.
8 Based on 88,856,915 total outstanding shares of the Issuer as of March 31, 2010, as disclosed by the Issuer in the 20-F.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Felicitas Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)			☒
3. SEC Use Only
4. Source of Funds (See Instructions)		WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,088,547
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,088,547
	10.	Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person			1,088,5479
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			1.23%10
14. Type of Reporting Person (See Instructions)			OO

9 Includes 362,849 ADSs held by The Felicitas Trust.
10 Based on 88,856,915 total outstanding shares of the Issuer as of March 31, 2010, as disclosed by the Issuer in the 20-F.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Moore Bay Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)			☒
3. SEC Use Only
4. Source of Funds (See Instructions)		WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,752,060
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	1,752,060
	10.	Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person			1,752,06011
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			1.97%12
14. Type of Reporting Person (See Instructions)			OO

11 Includes 584,020 ADSs held by The Moore Bay Trust.
12 Based on 88,856,915 total outstanding shares of the Issuer as of March 31, 2010, as disclosed by the Issuer in the 20-F.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward J. Roche, Jr.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)			☒
3. SEC Use Only
4. Source of Funds (See Instructions)		PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,792,985
	8.	Shared Voting Power	2,934,838
	9.	Sole Dispositive Power	1,792,985
	10.	Shared Dispositive Power	2,934,838
11. Aggregate Amount Beneficially Owned by Each Reporting Person			4,727,82313
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			5.32%14
14. Type of Reporting Person (See Instructions)			IN

13 Includes (i) 1,250 ordinary shares and 13,225 ADSs held directly by Mr. Edward J. Roche, Jr.; (ii) 584,020 ADSs held by The Moore Bay Trust, for which Mr. Roche is a trustee and exercises sole dispositive and voting power; (iii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Roche is a co-trustee and exercises shared dispositive and voting power; and (iv) 362,849 ADSs held by The Felicitas Trust, for which Mr. Roche is a co-trustee and exercises shared dispositive and voting power.
14 Based on 88,856,915 total outstanding shares of the Issuer as of March 31, 2010, as disclosed by the Issuer in the 20-F.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph Cachey, Jr.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)			☒
3. SEC Use Only
4. Source of Funds (See Instructions)		PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization			United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	15,500
	8.	Shared Voting Power	2,934,838
	9.	Sole Dispositive Power	15,500
	10.	Shared Dispositive Power	2,934,838
11. Aggregate Amount Beneficially Owned by Each Reporting Person			2,950,33815
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)			3.32%16
14. Type of Reporting Person (See Instructions)			IN

15 Includes (i) 500 ordinary shares and 5,000 ADSs held directly by Mr. Joseph Cachey, Jr.; (ii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power; and (iii) 362,849 ADSs held by The Felicitas Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power.
16 Based on 88,856,915 total outstanding shares of the Issuer as of March 31, 2010, as disclosed by the Issuer in the 20-F.

Explanatory Note

Certain of the Reporting Persons (as defined below) previously filed statements of beneficial ownership on Schedule 13G pursuant to Rule 13d−1(d) (see Schedule 13G filed by Robert W. Roche and Acorn Composite Corporation with the Securities and Exchange Commission (the “SEC”) on January 30, 2008, as last amended by filing a Schedule 13G/A with the SEC on February 3, 2010).  On July 17, 2010, Robert W. Roche and the other parties described below determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1).  As such, the Reporting Persons are filing this Schedule 13D.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Item 1.                   Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates to the American Depositary Shares (the “ADSs”), each representing 3 ordinary shares par value US$0.01 each (the “Shares”), of Acorn International, Inc., a Cayman Islands company (“Acorn” or the “Issuer”).  The principal executive office of the Issuer is 18th Floor, 20th Building, 487 Tianlin Road, Shanghai 200233, China.

Item 2.                   Identity and Background

This Statement is filed on behalf of:

(a)-(c), (f)                      The names of the reporting persons are Robert W. Roche, Acorn Composite Corporation, The Robert Roche 2009 Trust, The Grand Crossing Trust, The Moore Bay Trust, The Felicitas Trust, Edward J. Roche, Jr., and Joseph Cachey, Jr. (each, a “Reporting Person”, and collectively, “Reporting Persons”).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Robert W. Roche, a natural person, is a citizen of the United States of America and a director of the Issuer. Robert W. Roche’s business address is 18th Floor, 20th Building, 487 Tianlin Road, Shanghai 200233, China.

Acorn Composite Corporation is a corporation solely owned by Robert Roche and organized under the laws of the State of Nevada to hold his investments.  Acorn Composite Corporation’s business address is 350 S. Centre Street, Suite 500, Reno, Nevada 89501.

The Robert Roche 2009 Trust is a revocable trust established under the laws of the State of Illinois for the benefit of Robert W. Roche, his spouse and their children.  The address of the principal place of business and principal office of The Robert Roche 2009 Trust is 10540 S. Lorel Avenue, Oak Law, IL 60453.

The Grand Crossing Trust is an irrevocable trust established under the laws of the State of Illinois for the benefit of Robert W. Roche’s lineal descendants.  The address of the principal place of business and principal office of The Grand Crossing Trust is 10540 S. Lorel Avenue, Oak Law, IL 60453.

The Felicitas Trust is an irrevocable trust established under the laws of the State of Illinois for the benefit of Robert W. Roche’s lineal descendants.  The address of the principal place of business and principal office of The Felicitas Trust is 10540 S. Lorel Avenue, Oak Law, IL 60453.

The Moore Bay Trust is a grantor charitable leads annuity trust established under the laws of the State of Alaska for the benefit of the Roche Family Foundation, Inc.  The address of the principal place of business and principal office of The Moore Bay Trust is 10540 S. Lorel Avenue, Oak Law, IL 60453.

Edward J. Roche, Jr., a natural person, is a citizen of the United States of America, and an Associate Dean for Budget and Planning and Professor of Law at the University of Denver Sturm College of Law.  Edward J. Roche’s business address is 2255 East Evans Avenue, Denver, Colorado 80208.  Edward J. Roche, Jr. is Robert W. Roche’s brother, and serves as a trustee of The Grand Crossing Trust, The Moore Bay Trust, and The Felicitas Trust.

Joseph Cachey, Jr., a natural person, is a citizen of the United States of America, and is retired.  Edward J. Roche’s principal address is 14130 Sheffield, #4302, Homer Glen, IL 60491.  Joseph Cachey, Jr. is Robert W. Roche’s uncle, and serves as a trustee of The Grand Crossing Trust and The Felicitas Trust.

(d)           During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration

During the last 12-month period, the Reporting Persons, directly or through the entities where they possess voting and/or investment power, acquired additional ADSs of the Issuer, at the respective dates, price per ADS and amounts as set forth below, for a total cash payment of $2,681,348.66, minus commissions.  For Edward J. Roche, Jr. and Joseph Cachey, Jr., these acquisitions were funded by personal funds.  For each of The Robert Roche 2009 Trust, The Grand Crossing Trust, The Felicitas Trust, and The Moore Bay Trust, these acquisitions were funded by their own working capital.

Name of Acquirer	Date	Number of ADSs Purchased	Price (US$)
The Robert Roche 2009 Trust	09/01/09	4,400	$3.41
	09/02/09	1,000	$3.43
	05/20/10	54	$3.47
	05/21/10	9,258	$3.32
	05/24/10	7,168	$3.44
	05/25/10	900	$3.46

The Moore Bay Trust	05/24/10	31,340	$3.41
	05/25/10	44,765	$3.52
	05/26/10	155,096	$3.95
	05/27/10	13,189	$3.99
	05/28/10	1,400	$4.05
	06/01/10	29,845	$4.03
	06/02/10	12,200	$4.04

The Felicitas Trust	06/02/10	8,700	$4.02
	06/03/10	36,000	$3.45
	06/04/10	26,100	$4.05
	06/07/10	51,000	$4.00
	06/08/10	58,400	$4.03
	06/09/10	13,150	$4.06
	06/10/10	37,015	$4.14
	06/14/10	3,145	$4.37
	06/16/10	25,989	$4.25
	06/18/10	1,200	$4.17
	07/23/10	1,810	$4.01
	07/26/10	5,314	$4.00
	07/27/10	4,800	$4.05
	07/28/10	5,365	$4.06
	07/29/10	1,188	$4.13
	07/30/10	2,703	$4.14
	08/02/10	6,005	$4.15
	08/03/10	5,600	$4.05
	08/04/10	5,100	$4.07
	08/05/10	5,174	$4.05
	08/06/10	5,300	$3.99
	08/09/10	5,900	$4.00
	08/10/10	4,400	$3.98
	08/11/10	5,200	$3.99
	08/12/10	6,135	$3.95
	08/13/10	5,525	$4.02
	08/16/10	5,550	$3.88
	08/17/10	4,100	$3.78
	08/18/10	5,300	$3.85
	08/19/10	5,881	$3.80
	08/20/10	5,800	$3.27

Edward J. Roche, Jr.	05/25/10	10,000	$3.55

Joseph Cachey Jr.	05/28/10	5,000	$4.19

Item 4.                    Purpose of Transaction

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market transactions, private transactions or pursuant to a 10b5-1 plan, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.  In addition, the Reporting Persons may take actions including (i) proposing measures which they believe would enhance shareholder value, (ii) seeking additional representation on the board of directors of the Issuer, (iii) continuing to hold securities of the Issuer, or (iv) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

Following the resignation of Mr. Guoying Du from his position as Vice President and Director of Acorn, effective August 18, 2010, Mr. Robert Roche has determined that he will request the resignation of James Yujun Hu, the Chairman of the Board of Directors and Chief Executive Officer of Acorn.  Mr.  Robert Roche has also determined that he will propose a slate of three director nominees to be considered at the 2010 annual meeting of Acorn.  Mr.  Robert Roche anticipates that these three director nominees will also request the resignation of the current Chairman of the Board of Directors and Chief Executive Officer of Acorn if they are elected as members of the Board of Directors of Acorn.  Mr.  Robert Roche has not yet determined who the three director nominees will be.  Mr. Robert Roche also intends to propose that he become the Chairman of the Board of Directors of Acorn at the 2010 annual meeting of Acorn.

Other than described in this Item 4 and consistent with Robert W. Roche’s position as a director of the Issuer, the Reporting Persons do not have any other plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease their position in the Issuer through open market or privately negotiated transactions with third parties;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.                    Interest in Securities of the Issuer

(a)-(b)           The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons are provided as of August 23, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Robert W. Roche	13,122,879	14.77%	13,122,879	0	13,122,879	0
Acorn Composite Corporation	13,054,539	14.69%	13,054,539	0	13,054,539	0
The Robert Roche 2009 Trust	68,340	0.08%	68,340	0	68,340	0
Grand Crossing Trust	1,846,291	2.08%	1,846,291	0	1,846,291	0
The Felicitas Trust	1,088,547	1.23%	1,088,547	0	1,088,547	0
Moore Bay Trust	1,752,060	1.97%	1,752,060	0	1,752,060	0
Edward J. Roche, Jr.	4,727,823	5.32%	1,792,985	2,934,838	1,792,985	2,934,838
Joseph Cachey, Jr.	2,950,338	3.32%	15,500	2,934,838	15,500	2,934,838

The Reporting Persons disclaim any membership in a “group” for purposes of this Schedule 13D.

(c)           During the past 60 days, the Reporting Persons have not entered into any transaction in the Shares (including Shares represented by ADSs) except as otherwise specified in Item 3 herein.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated August 23, 2010, included on the signature page attached hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as an Exhibit

(a)           Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2010

Robert W. Roche		Edward J. Roche, Jr.

/s/Robert W. Roche		/s/Edward J. Roche, Jr.

Acorn Composite Corporation		Joseph Cachey, Jr.

By:	/s/Robert W. Roche	/s/Joseph Cachey, Jr.
Name	Robert W. Roche
Title:	Director

The Robert Roche 2009 Trust		The Moore Bay Trust

By:	/s/Robert W. Roche	By:	/s/Edward J. Roche, Jr.
Name:	Robert W. Roche	Name:	Edward J. Roche, Jr.
Title:	Trustee	Title:	Trustee

The Grand Crossing Trust		The Felicitas Trust

By:	/s/Edward J. Roche, Jr.	By:	/s/Edward J. Roche, Jr.
Name:	Edward J. Roche, Jr.	Name:	Edward J. Roche, Jr.
Title:	Trustee	Title:	Trustee

By:	/s/Joseph Cachey, Jr.	By:	/s/Joseph Cachey, Jr.
Name:	Joseph Cachey, Jr.	Name:	Joseph Cachey, Jr.
Title:	Trustee	Title:	Trustee

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the ADSs of Acorn International, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: August 23, 2010

Robert W. Roche		Edward J. Roche, Jr.

/s/Robert W. Roche		/s/Edward J. Roche, Jr.

Acorn Composite Corporation		Joseph Cachey, Jr.

By:	/s/Robert W. Roche	/s/Joseph Cachey, Jr.
Name:	Robert W. Roche
Title:	Director

The Robert Roche 2009 Trust		The Moore Bay Trust

By:	/s/Robert W. Roche	By:	/s/Edward J. Roche, Jr.
Name	Robert W. Roche	Name:	Edward J. Roche, Jr.
Title:	Trustee	Title:	Trustee

The Grand Crossing Trust		The Felicitas Trust

By:	/s/Edward J. Roche, Jr.	By:	/s/Edward J. Roche, Jr.
Name:	Edward J. Roche, Jr.	Name:	Edward J. Roche, Jr.
Title:	Trustee	Title:	Trustee

By:	/s/Joseph Cachey, Jr.	By:	/s/Joseph Cachey, Jr.
Name:	Joseph Cachey, Jr.	Name:	Joseph Cachey, Jr.
Title:	Trustee	Title:	Trustee